UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of April 2006
Commission File Number 333-41516

LUNA GOLD CORP.

(Exact name of registrant as specified in its charter)

Suite 920
475 West Georgia Street
Vancouver, BC, Canada V6B 4M9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F: Form 20-F __X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes _____ No ___X_____

If "Yes" is marked, indicate below the file number assigned to the Registrant

in connection with Rule 12g3-2(b):82-___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luna Gold Corp.

Date: May 31, 2007   *__"Tim Searcy"__*
                                        Tim Searcy, Chief Executive Officer,
                                        President and a member of
                                        the Board of Directors

Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit No.	Description
1	Unaudited Interim Consolidated Financial Statements for the first quarter ended March 31, 2007.
2	Management's discussion and analysis of financial condition and results of operations for the first quarter ended March 31, 2007.
3	Form 52-109F2 – Chief Executive Officer Certification of Interim Filings
4	Form 52-109F2 – Chief Financial Officer Certification of Interim Filings

Luna Gold Corp.
(An Exploration Stage Company)

Interim Consolidated Financial Statements
March 31, 2007

(Unaudited)
(Expressed in US Dollars)

LUNA GOLD CORP.
(An Exploration Stage Company)
Interim Consolidated Balance Sheets

Unaudited
Expressed in US Dollars

	March 31, 2007		December 31, 2006 (Restated - Note 2a)
ASSETS			
Current			
Cash and cash equivalents	$ 89,009	$	17,576
Short term investments	1,257,073		59,539
Accounts receivable	16,231		6,621
Prepaid expenses	3,024		--
	1,365,337		83,736
Deposits	10,874		10,775
Equipment *(Note 6)*	4,007		969
Resource Property Costs *(Note 7)*	8,306,370		--
	$ 9,686,588	$	95,480
LIABILITIES			
Current			
Accounts payable and accrued liabilities	$ 184,519	$	111,642
Due to related parties	18,326		9,122
Current portion of long-term debt *(Note 8)*	2,069,721		--
	2,272,566		120,764
Long-term debt *(Note 8)*	3,853,645		--
	6,126,211		120,764
SHAREHOLDERS' EQUITY			
Share Capital *(Note 10)*			
Authorized:			
Unlimited common shares without par value			
Issued and outstanding:			
36,055,864 (2006 – 24,572,700 common shares)	10,983,919		7,423,654
Contributed Surplus *(Note 2a)*	1,561,667		1,003,807
Deficit *(Note 2a)*	(8,996,179)		(8,489,511)
Accumulated Other Comprehensive Income *(Note 13)*	10,970		36,766
	3,560,377		(25,284)
	$ 9,686,588	$	95,480

Going Concern *(Note 1)*
Commitments *(Note 9)*
Contingency *(Note 14)*
Subsequent Event *(Note 15)*

ON BEHALF OF THE BOARD:

_____*"Tim Searcy"*_____ , Director   _____*"Marcel de Groot"*_____ , Director

- See Accompanying Notes -

LUNA GOLD CORP.
(An Exploration Stage Company)
Interim Consolidated Statements of Loss and Deficit

Unaudited
Expressed in US Dollars

		Three Months Ended March 31, 2007		Three Months Ended March 31, 2006
Expenses				
Amortization	$	261	$	241
Exploration costs *– Exploration Costs Schedule*		125,139		42,873
General and administrative expenses		64,252		33,865
Management fees to related parties		6,401		6,497
Professional fees		128,167		12,220
Stock-based compensation		47,345		--
Travel		25,926		9,421
Wages and benefits		22,949		22,999
Total Expenses		(420,440)		(128,116)
Other Items				
Accretion of interest		(92,724)		--
Foreign exchange gain		251		2,839
Interest income		6,245		238
Loss for the Period		(506,668)		(125,039)
Other Comprehensive Income				
Unrealized foreign currency translation		(25,796)		(2,178)
Comprehensive Loss		(532,464)		(127,217)
Loss for the Period		(506,668)		(125,039)
Deficit - Beginning of period *(Note 2a)*		(8,489,511)		(7,227,467)
Deficit - End of Period	$	(8,996,179)	$	(7,352,506)
Loss per Share - Basic and Diluted	$	(0.02)	$	(0.01)
Weighted Average Number of Common Shares		32,224,920		24,358,861

LUNA GOLD CORP.
(An Exploration Stage Company)
Interim Consolidated Statements of Cash Flows

Unaudited
Expressed in US Dollars

	Three Months Ended March 31, 2007		Three Months Ended March 31, 2006
Cash Resources Provided By (Used In):			
Operating Activities			
Loss for the period	$ (506,668)	$	(125,039)
Items not affecting cash:			
Amortization	261		241
Stock-based compensation	47,345		--
Accretion of interest	92,724		
Changes in operating assets and liabilities:			
Accounts receivable	(9,610)		16,870
Accounts payable and accrued liabilities	(35,397)		(76,327)
Prepaid expenses	(3,123)		450
Deposits	--		(242)
Due to related parties	9,204		2,946
	(405,264)		(181,101)
Investing Activities			
Purchase of subsidiary, net	(1,401,693)		--
Purchase of short term investments	(1,711,944)		--
Redemption of short term investments	514,410		(647,676)
Purchase of property, plant and equipment	(3,299)		--
	(2,602,526)		(647,676)
Financing Activities			
Share capital issued for cash, net	3,103,097		--
	3,103,097		--
Net Increase (Decrease) in Cash and Cash Equivalents	95,307		(828,777)
Effect of exchange rate changes on cash and cash equivalents	(23,874)		5,985
Cash and cash equivalents - Beginning of Period	17,576		878,477
Cash and Cash Equivalents - End of Period	$ 89,009	$	55,685

LUNA GOLD CORP.
(An Exploration Stage Company)
Interim Consolidated Schedule of Exploration Costs

Unaudited
Expressed in US Dollars

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006
Aurizona, Brazil		
Geological, mining and other consulting	$ 6,217 $	--
Field and general	2,117	--
Travel	4,386	--
Wages and salaries	88,317	--
	101,037	--
Trout Creek		
Geological, mining and other consulting	711	3,134
Property maintenance costs	10,038	4,975
Travel	--	1,206
	10,749	9,315
Stone Cabin		
Geological, mining and other consulting	1,688	2,882
Property maintenance costs	10,038	4,975
Travel	--	353
	11,726	8,212
Blue Mountain		
General	--	719
Generative Exploration		
Geological, mining and other consulting	1,627	24,181
Travel	--	446
	1,627	24,627
Costs for the Period	$ 125,139 $	42,873

LUNA GOLD CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
March 31, 2007
Unaudited
Expressed in US Dollars

1. **Going Concern and Nature of Operations**

    These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

    Several adverse conditions cast doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years, is currently unable to self-finance operations, and has a working capital deficiency of $907,229 and a deficit of $8,996,179.

    These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned (Note 10a) will mitigate the adverse conditions and events that raise doubts about the validity of the going concern assumption used in preparing these financial statements.

    The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead and maintain its mineral interests. The recoverability of amounts shown for resource properties is dependent on several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties. Also, the Company will have to raise additional funds for future corporate and administrative expenses and to undertake further exploration and development of its mineral properties. While the Company has been successful in the past at raising funds, there can be no assurance that it will be able to do so in the future.

    If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

    The Company was incorporated on June 24, 1986 in British Columbia, Canada. On July 14, 1999, the Company was continued into the State of Wyoming. On November 24, 2005, the Company continued into Canada under the Canada Business Corporations Act. The Company is a mining exploration company focused on developing its recently acquired advanced exploration project in Brazil.

2. **Changes in Generally Accepted Accounting Principles**

    a) Effective January 1, 2007 the Company has changed from generally accepted accounting principles of the United States to Canadian generally accepted accounting principles.

LUNA GOLD CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
March 31, 2007
Unaudited
Expressed in US Dollars

This change in accounting principles required the Company to restate the comparative figures presented in these consolidated financial statements. The following is a summary of the accounts which have been affected as a result of the restatement for the change in accounting policy as at December 31, 2006:

Deficit, end of year – as previously reported	$ (8,272,785)
Restatement for change in accounting principles	(216,726)
Deficit, end of year – as restated	$ (8,489,511)

Contributed surplus, end of year – as previously reported	$ 787,081
Restatement for change in accounting principles – stock based compensation	216,726
Contributed surplus, end of year – as restated	$ 1,003,807

b)   Financial Instruments – Recognition and Measurement

Section 3855 "Financial Instruments" – Recognition and Measurement" establishes standards for recognizing and measuring financial assets, financial liabilities, and non-financial derivatives. All financial assets, with the exception of those classified as held to maturity, and derivative financial instruments must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; if not, they are measured at cost. It also specifies when gains and losses, as a result of changes in fair value, are to be recognized in the income statement. The Company has determined that no adjustments are currently required for the adoption of this new standard.

c)   Comprehensive Income

Section 1530 "Comprehensive Income" requires that a company present comprehensive income and its components in a financial statement with the same prominence as other financial statements. Comprehensive income is the change in the net assets of a company during a period and resulting transactions and other events and circumstances from non-owner sources. The adjustments required as a result of adopting this standard are described in Note 11.

3. Significant Accounting Policies

a) Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Aurizona Goldfields Corporation, Eureka Gold Inc., Luna Gold (International) Corp., Luna Gold (Brazil) Corp and Compania Minera Antero gold S.A. de C.V.. All significant inter-company transactions and balances have been eliminated.

LUNA GOLD CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
March 31, 2007
Unaudited
Expressed in US Dollars

b) Equipment

Equipment is recorded at cost. The Company provides for amortization of its equipment as follows:

Asset	Basis	Estimated Useful Life
Computer and office equipment	Straight-line method	3 years

c) Resource Property Costs

All exploration expenditures and property maintenance costs are expensed as incurred. Significant property acquisition payments for active exploration properties are capitalized. If no economically feasible ore body is discovered, previously capitalized costs are expensed in the period that the property is abandoned. Capitalized costs will be amortized using the units-of-production method over the estimated life of the probable reserve.

The recoverability of the amounts capitalized for the undeveloped resource properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to farm out its resource properties, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

The Company assesses its capitalized resource property costs on a regular basis. A property is written-down or written-off when the Company determines that no further work is warranted. The Company will also reduce its capitalized resource property costs if no active exploration has been conducted on the property for a period of three or more years.

d) Asset Retirement Obligations

The Company is required to recognize a legal liability for obligations relating to retirement of property, plant and equipment, and arising from the acquisition, construction, development or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

As at March 31, 2007 the Company does not have any asset retirement obligations.

e) Income Taxes

The asset and liability method is used for determining future income taxes. Under the asset and liability method, the change in the net future income tax asset or liability is included in income. The income tax effects of differences in the periods when revenue and expenses are recognized, in accordance with Company accounting practices, and the periods they are recognized for income tax purposes are reflected as future income tax assets or liabilities. Future income tax assets and liabilities are measured using the statutory income tax rates which are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

LUNA GOLD CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
March 31, 2007
Unaudited
Expressed in US Dollars

f) Share Capital

i) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

ii) The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a pro-rata basis based on relative fair values as follows:

- The fair value of common shares is based on the market close on the date the units are issued; and

- The fair value of the common share purchase warrants is determined using the Black-Scholes pricing model.

g) Loss per Share

Loss per share is computed by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

h) Stock-Based Compensation

The Company applies the fair value method of accounting for stock options. The fair value of the options will be determined using an option pricing model that takes into account, as of the grant date, the exercise price, the expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends on the stock, and the risk-free interest rate over the expected life of the option. Cash consideration received from employees on exercise of options is credited to capital stock along with the original grant date fair value of the options exercised. The Company expenses the fair value of stock options granted over the vesting period with the corresponding credit to contributed surplus.

i) Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

LUNA GOLD CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
March 31, 2007
Unaudited
Expressed in US Dollars

j) Foreign Currency Translation

The Company uses the United States dollar as its reporting currency.

Canadian operations, which have the Canadian dollar as the functional currency, are translated to United States dollars as follows: assets and liabilities are translated at the exchange rate at the balance sheet date. Revenues and expenses are translated at the average rate for the period. Exchange gains and losses resulting from the translation are excluded from the determination of income and reported as an adjustment to accumulated other comprehensive income in shareholders' equity.

Other exchange gains and losses arising on the settlement of foreign currency denominated monetary items are included in the statement of operations.

4. Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, short term investments accounts receivable, accounts payable, accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or their capacity of prompt liquidation.

5. Acquisition of Aurizona Goldfields Corporation ("Aurizona")

On January 31, 2007 the Company completed the acquisition of all the shares of Aurizona from Brascan Recursos Naturais SA, Brascan Natural Resources SA (both wholly owned subsidiaries of Brascan Brasil and referred to collectively as "Brascan") and Eldorado Gold Corporation ("Eldorado"). The Company has agreed to make a series of staged payments, some of which are conditional upon the project reaching commercial production, to each of Eldorado and Brascan in exchange for the shares of Aurizona. The purchase price is as follows:

- $500,000 (paid) to each party and issued Eldorado 3,000,000 common shares of the Company at a fair value of C$0.38 per share ($967,683);

- Brascan receiving $670,000 on January 31, 2009;

- $1,000,000 to each party on January 31, 2008 and $1,500,000 on January 31, 2009;

- $1,000,000 will be payable to each party on the first, second and third anniversary, contingent upon commencement of commercial production.

In addition the Company paid Brascan $401,693 for accrued operating expenses and fees relating to exploration rights. The Company has also be assumed a fine payable to the Brazilian to Departamento Nacional de Produção Mineral for past fees due relating to exploration rights *(Note 8)*.

LUNA GOLD CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
March 31, 2007
Unaudited
Expressed in US Dollars

The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market prices at the date of acquisition. For purposes of computing the purchase price, the value of the common shares was determined by taking the closing price of the Company's common stock as quoted on the TSX Venture Exchange for the two days before, the day of and the two days following the announcement of the signing of the share purchase agreement to acquire Aurizona. Future cash payments which are contingent upon the project reaching commercial production have not been recognized in the purchase price.

The following sets forth the purchase price allocation to the assets acquired and liabilities assumed:

Cash	$	1,401,693
Future cash payments		5,670,000
Common shares		967,683
Less: future cash payment discount		(992,472)
Total consideration		7,046,904
Cash		4,228
Resource property – Aurizona		8,306,370
Current liabilities		(359,802)
Long-term liabilities		(903,892)
Net assets acquired	$	7,046,904

6. Equipment

Details are as follows:

	Cost	Accumulated Amortization	March 31, 2007	December 31, 2006
Computer and office equipment	$ 46,526 $	42,519 $	4,007 $	969

7. Resource Property Costs

Cumulative acquisition costs per project under active exploration:

	March 31 2007	December 31 2006
Aurizona Project	$ 8,306,370 $	-

LUNA GOLD CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
March 31, 2007
Unaudited
Expressed in US Dollars

Aurizona Project, Maranhão, Brazil

Aurizona is a gold project in the state of Maranhão, Brazil, with certain claims held in two exploration licences and the remainder held in a mining licence. These licences were obtained through the Departamento Nacional de Produção Mineral ("DNPM").

One exploration licence was valid for a period of three years commencing on September 9, 2003. On July 3, 2006 the Company requested the renewal of the licence for a three year period. Subsequent to year end the Company received a two year renewal, effective from March 26, 2007.

The second exploration licence is valid for a period of three years commencing on June 22, 2006.

Trout Creek Project, Nevada, USA

On January 31, 2006 the Company entered into an agreement to acquire a 100% undivided interest in the Trout Creek Project, located in Humboldt County, Nevada, USA, subject to a retained net smelter royalty (the "NSR") on gold of 2%. The Company made an initial $5,000 payment upon execution of the agreement, and would, at the Company's option, make further cash payments and incur exploration expenditures totalling $1,000,000 each over a six year period.

Due Date	Cash Payment		Work Commitment	
On execution of Agreement	$	5,000 (PAID)		--
January 31, 2007	$	10,000 (PAID)	$	25,000 Completed
January 31, 2008	$	15,000	$	50,000
January 31, 2009	$	20,000	$	100,000
January 31, 2010	$	40,000	$	125,000
January 31, 2011	$	80,000	$	200,000
January 31, 2012	$	830,000	$	500,000
Total	$	1,000,000	$	1,000,000

Upon the Company making the final payment, the Company will own 100% of the project, subject only to the NSR, and will have the right to buy down the NSR to a 1% NSR by paying the optionor the sum of $1,000,000 at any time prior to completion of the first year of production.

LUNA GOLD CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
March 31, 2007
Unaudited
Expressed in US Dollars

Stone Cabin Project, Nevada, USA

On February 3, 2006 the Company entered into an agreement to acquire a 100% undivided interest in the Stone Cabin Project, located in Nevada, USA, subject to a retained net smelter royalty (the "NSR") on gold of 2%. The Company made an initial $5,000 payment upon execution of the agreement, and would, at the Company's option, make further cash payments and incur exploration expenditures totaling $1,000,000 each over a six year period.

Due Date	Cash Payment		Work Commitment	
On execution of Agreement	$	5,000 (PAID)		--
February 3, 2007	$	10,000 (PAID)	$	25,000 Completed
February 3, 2008	$	15,000	$	50,000
February 3, 2009	$	20,000	$	100,000
February 3, 2010	$	40,000	$	125,000
February 3, 2011	$	80,000	$	200,000
February 3, 2012	$	830,000	$	500,000
Total	$	1,000,000	$	1,000,000

Upon the Company making the final payment, the Company will own 100% of the project, subject only to the NSR, and will have the right to buy down the NSR to a 1% NSR by paying the optionor the sum of $1,000,000 at any time prior to completion of the first year of production.

Anchor Project, Nevada, USA

On June 26, 2006 the Company entered into an agreement to acquire a 100% undivided interest in the Anchor Project, located in Nevada, USA, subject to a retained net smelter royalty (the "NSR") on gold of 2%. The Company made an initial $5,000 payment upon execution of the agreement, and would, at the Company's option, make further cash payments and incur exploration expenditures totaling $1,000,000 each over a six year period.

Due Date	Cash Payment		Work Commitment	
On execution of Agreement	$	5,000 (Paid)		--
June 26, 2007	$	10,000	$	25,000
June 26, 2008	$	15,000	$	50,000
June 26, 2009	$	20,000	$	100,000
June 26, 2010	$	40,000	$	125,000
June 26, 2011	$	80,000	$	200,000
June 26, 2012	$	830,000	$	500,000
Total	$	1,000,000	$	1,000,000

Upon the Company making the final payment, the Company will own 100% of the project, subject only to the NSR, and will have the right to buy down the NSR to a 1% NSR by paying the optionor the sum of $1,000,000 at any time prior to completion of the first year of production.

LUNA GOLD CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
March 31, 2007
Unaudited
Expressed in US Dollars

Eureka Project, Nevada, USA

On July 4, 2006 the Company entered into an agreement to acquire a 100% undivided interest in the Eureka Project, located in Nevada, USA, subject to a retained net smelter royalty (the "NSR") on gold of 2%. The Company made an initial $5,000 payment upon execution of the agreement, and would, at the Company's option, make further cash payments and incur exploration expenditures totaling $1,000,000 each over a six year period.

Due Date	Cash Payment		Work Commitment	
On execution of Agreement	$	5,000 (Paid)		--
July 4, 2007	$	10,000	$	25,000
July 4, 2008	$	15,000	$	50,000
July 4, 2009	$	20,000	$	100,000
July 4, 2010	$	40,000	$	125,000
July 4, 2011	$	80,000	$	200,000
July 4, 2012	$	830,000	$	500,000
Total	$	1,000,000	$	1,000,000

Upon the Company making the final payment, the Company will own 100% of the project, subject only to the NSR, and will have the right to buy down the NSR to a 1% NSR by paying the optionor the sum of $1,000,000 at any time prior to completion of the first year of production.

Red Rock Project, Nevada, USA

On March 4, 2004, the Company acquired an option on the Red Rock Property, and have the right to acquire a 100% interest, in these 80 mineral claims located in Lander County, Nevada, subject to a retained 3% net smelter royalty. The Company made an initial $5,000 payment upon execution of the agreement dated February 27, 2004, and would, at the Company's option, make further cash payments totalling $1,400,000 over a 15 year period.

Due Date	Cash Payment		Work Commitment	
On execution of Agreement	$	5,000 (PAID)		--
March 1, 2005	$	15,000 (PAID)	$	10,000 Completed
March 1, 2006	$	25,000 (PAID)	$	50,000 Completed
March 1, 2007	$	35,000 (PAID)	$	100,000 Completed
March 1, 2008	$	50,000	$	100,000
March 1, 2009	$	60,000	$	250,000
March 1, 2010	$	60,000	$	250,000
March 1, 2011	$	70,000	$	240,000
March 1, 2012	$	70,000	$	50,000
March 1, 2013	$	80,000	$	50,000
March 1, 2014	$	90,000	$	50,000
March 1, 2015	$	100,000	$	50,000
March 1, 2016	$	100,000	$	50,000
March 1, 2017	$	100,000	$	50,000
March 1, 2018	$	100,000	$	50,000
March 1, 2019	$	440,000	$	50,000
TOTAL	$	1,400,000	$	1,400,000

LUNA GOLD CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
March 31, 2007
Unaudited
Expressed in US Dollars

On February 15, 2006 the Company entered into a formal agreement with Centerra (U.S.) Inc. ("Centerra"), a wholly owned subsidiary of Centerra Gold Inc., on its Red Rock Property, 20 miles south of Battle Mountain Nevada. The formal agreement replaces a Letter of Intent completed in September 2005.

Centerra has the right to earn a 60% interest in Luna's leasehold interest in the claims comprising the Red Rock Project (the "Property") by spending $1.9 million over six years, at which time Centerra and Luna will form a joint venture. After formation of the joint venture, Centerra can earn an additional 15% interest in the Property by spending a further $3.1 million over four years. Luna leases the Property from an underlying owner and it is contiguous with a separate property owned by Centerra.

While under the Letter of Intent, Centerra conducted a mapping and sampling program and a gravity survey in late 2005. Centerra also expanded the land package by staking an additional 114 claims. Luna now has interest in 1,740 hectares.

Under the terms of the agreement, Centerra is responsible for all future cash payments and work commitment expenditures.

Blue Mountain Project, Nevada, USA

The Company entered into an agreement dated March 18, 2003 with Nassau Ltd. ("Nassau") an unrelated private U.S. company, to acquire 100% of the interest held by Nassau in a mining property located in Nevada, USA.

In order to acquire the interest, the Company has entered into an option agreement with Nassau, pursuant to which agreement Nassau granted the Company the option to acquire a 100% interest in certain mining claims known as the Blue Mountain project which is made up of 31 mining claims and is located in Humboldt County, Nevada approximately 20 miles west of Winnemucca, Nevada (the "Blue Mountain Project").

In accordance with the terms of its agreement with Nassau, the Company has agreed that in order to acquire a 100% interest in the Blue Mountain Project, the Company will make the following payments and issue the following shares to Nassau:

(i)   50,000 shares were issued on August 8, 2003 when the TSX Venture Exchange (the "TSX") approved (the "Approval Date") the Blue Mountain Project as a "qualifying property" (as defined within the rules and policies of the TSX);

(ii)   An additional 50,000 shares were issued on Aug 8, 2004;

(iii)   Payment of $20,000 on August 8, 2005 (PAID);

(iv)   Payment of $30,000 on August 8, 2006 (PAID);

(v)   Payment of $40,000 on August 8, 2007;

(vi)   Payment of $100,000 on August 8, 2008; and

(vii)   Payment of $1,300,000 on August 8, 2009

Upon the Company making the Final Payment to Nassau then the Company will own 100% of the Blue Mountain Project subject only to a 2% net smelter royalty on all minerals (the "Royalty") and the Company will have the right to buy down the Royalty to a 1% NSR by paying Nassau the sum of $1,500,000 at any time prior to completion of the first year of production. All payments are in U.S. dollars.

LUNA GOLD CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
March 31, 2007
Unaudited
Expressed in US Dollars

8) Long-term Debt

	Stated Value: March 31, 2007		Discount		Accreted Interest	Net Present Value: March 31, 2007		December 31, 2006
Due to Brascan	$	3,170,000	$	(566,545)	$ 51,609	2,655,064	$	-
Due to Eldorado		2,500,000		(425,927)	41,115	2,115,188		-
Due to DNPM		1,153,114		--	--	1,153,114		-
		6,823,114		(992,472)	92,724	5,923,366		-
Less: current portion		(2,256,700)		186,979	--	(2,069,721)		-
	$	4,566,414		(805,493)	92,724	3,853,645	$	-

All debt relating to acquisition of Aurizona which is not contingent on commercial production has been reflected as of March 31, 2007. The amounts due have been discounted using an interest rate of 12.5%.

On August 28, 2006 an agreement was reached with the Departamento Nacional de Produção Mineral ("DNPM") to pay $1,210,330 (2,587,686 Reais) in mineral fees owing on exploration licences which have since expired. Under the terms of the agreement the fees will be paid in 59 monthly instalments and will be adjusted monthly for inflation and simple interest of 1%.

Principal minimum repayment terms will be approximately:

2007	$251,528
2008	$2,251,528
2009	$3,921,528
2010	$251,528
2011	$146,725

9) Commitments

The Company has entered into a 5 year lease with respect to office space it shares with several other companies. An arrangement has been made with Pathway Capital Ltd. (Note 11) to facilitate payments under the lease. The Company will reimburse Pathway based on estimated usage of office space on a cost recovery basis. The balance of the lease obligation is as follows:

2007	C$19,072
2008	C$25,430
2009	C$25,430
2010	C$25,430
2011	C$21,195

LUNA GOLD CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
March 31, 2007
Unaudited
Expressed in US Dollars

10) Share Capital

a) Details of share capital are as follows:

	Shares	Amount	Contributed Surplus	Total
Authorized:				
Unlimited common shares without par value				
Issued and fully paid:				
Balance: December 31, 2005	24,572,700	$ 7,423,654	$ 875,094	$ 8,298,748
Stock-based compensation	--	--	128,713	128,713
Balance: December 31, 2006	24,572,700	7,423,654	1,003,807	8,427,461
Units issued for private placements	8,473,164	2,779,460	459,999	3,239,459
Shares issued for subsidiary acquisition *(Note 5)*	3,000,000	967,683	--	967,683
Shares issued for stock option exercise	10,000	1,905	--	1,905
Share issuance costs	--	(138,267)	--	(138,267)
Agent's warrants issued as share issuance costs	--	(51,890)	51,890	--
Stock-based compensation	--	--	47,345	47,345
Fair value of options and warrants exercised	--	1,374	(1,374)	--
Balance: March 31, 2007	36,055,864	$ 10,983,919	1,561,667	12,545,586

On January 31, 2007, the Company completed a private placement for gross proceeds of C$3,812,923. Under the agreement, the Company issued 8,473,164 units at a price of C$0.45 per unit, each unit consisting of one common share and one half of one share purchase warrant. Each warrant will entitle the holder to purchase one common share of the Company, exercisable until July 31, 2008, at a price of C$0.70 per share.

The fair value attributable to the common shares and warrants was $2,779,460 and $459,999, respectively.

The fair value of the common share purchase warrants were determined using the Black-Scholes pricing model using the following assumptions:

Average risk-free interest rate	4.04%
Expected dividend yield	0%
Expected stock price volatility	90%
Expected life of warrants	1.5 years

LUNA GOLD CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
March 31, 2007
Unaudited
Expressed in US Dollars

b) Share Purchase Options

i) The Company has established a share purchase option plan (the "Plan") whereby the board of directors may, from time to time, grant options to directors, officers, employees, consultants or management company employees. Options granted must be exercised not later than five years from the date of grant or such lesser or greater period as may be determined by the Company's board of directors and in accordance with the policies of the TSX-V. The exercise price of an option must be determined by the board of directors and in accordance with the Plan and the policies of the TSX-V. Subject to the policies of the TSX-V, the board of directors may determine the time during which options shall vest and the method of vesting, or that no vesting restriction shall exist.

ii) A summary of the Company's options, which includes options issued under the Company's stock option plan and agent's options, at March 31, 2007 and the changes for the period are as follows:

Exercise Price	Outstanding December 31, 2006	Granted	Exercised	Expired or Cancelled	Outstanding March 31, 2007	Vested March 31, 2007	Expiry date
$0.25	625,000	--	--	--	625,000	625,000	September 22, 2008
$0.30	300,000	--	--	--	300,000	300,000	June 7, 2009
$0.30	225,000	--	--	--	225,000	225,000	June 30, 2009
$0.23	50,000	--	--	--	50,000	50,000	April 8, 2010
C$0.22	115,000	--	10,000	10,000	95,000	76,000	February 2, 2011
C$0.30	1,425,000	--	--	--	1,425,000	415,833	May 15, 2011
C$0.45	150,000	--	--	--	150,000	30,000	August 24, 2011
C$0.50	--	320,000	--	--	320,000	--	March 14, 2012
	2,890,000	320,000	10,000	10,000	3,190,000	1,721,833	
Weighted average exercise price	$0.27	$0.43	$0.19	$0.19	$0.29	$0.27	

c) Share Purchase Warrants

Exercise Price	Outstanding December 31, 2006	Granted	Exercised	Expired or Cancelled	Outstanding March 31, 2007	Expiry date
$0.50	7,567,835	-	-	7,567,835	-	January 19, 2007
C$0.70	-	4,236,582	-	-	4,236,582	July 31, 2007
C$0.45	-	275,080	-	-	275,080	July 31, 2007
	7,567,835	4,511,662	-	7,567,835	4,511,662	

LUNA GOLD CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
March 31, 2007
Unaudited
Expressed in US Dollars

d) Escrow Shares

At March 31, 2007, 213,839 (2006 – 213,839) common shares outstanding were held in escrow.

These shares are releasable from escrow on satisfaction of certain predetermined tests set out by the TSX Venture Exchange related to the generation of positive cash flow from operations. Stock not released from escrow within 10 years of the date of their issuance will be cancelled. Pursuant to the escrow agreements, holders of the stock may exercise all voting rights attached thereto except on a resolution to cancel any of the stock, and have waived their rights to receive dividends or to participate in the assets and property of the Company on a winding-up or dissolution of the Company. For accounting purposes these shares will be recorded at their fair value when the performance measures are satisfied with a charge in an equivalent amount to compensation expense.

e) Valuation of Share Purchase Options

The fair value of options granted were estimated on their grant date using the Black-Scholes option-pricing model with the following assumptions:

	2007	**2006**
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	90%	90%
Risk-free interest rate	4.00%	5.00%
Expected life of options	5 years	5 years

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

As of March 31, 2007, the total stock-based compensation related to non-vested options was $264,494, which is to be recognized over the next two fiscal years.

11. Related Party Transactions

In addition to related party transactions disclosed elsewhere in these financial statements:

The Company is charged by Pathway Capital Ltd. (Pathway), a company with a common director, CAD $2,500 per month in consideration for which Pathway provides the Company with advisory services relating to general corporate development, financial matters, raising additional capital, strategic planning and other matters relating to the financial affairs of the Company.

Total management fees paid or accrued to Pathway during the three-months ended March 31, 2007 and 2006 were as follows:

2007	$6,402
2006	$6,497

LUNA GOLD CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
March 31, 2007
Unaudited
Expressed in US Dollars

In addition, Pathway collects rent and charges the Company for administrative services as follows:

2007	$48,833
2006	$19,465

12. Segmented Information

Details are as follows:

	Canada		USA		Brazil		Total
March 31, 2007							
Segmented operating loss	$	365,962	$	24,102	$	116,604	$ 506,668
Identifiable assets	$	1,314,538	$	--	$	8,372,050	$ 9,686,588
December 31, 2006							
Segmented operating loss	$	709,007	$	151,395	$	184,916	$ 1,045,318
Identifiable assets	$	95,480	$	--	$	--	$ 95,480

13. Accumulated and Other Comprehensive Income

As a result of adopting CICA Section 1530, Comprehensive Income, as at January 1, 2007, a new Statement of Comprehensive Income forms part of the Company's unaudited interim consolidated financial statements. The comparative statements are restated to reflect application of this section. Gains and losses from the translation of the Company's financial statements into the United States dollar for reporting purposes are now presented as a separate component of other comprehensive loss in the consolidated statement of operations, comprehensive loss and deficit. Accumulated other comprehensive loss is presented as a separate component of shareholder' equity in the consolidated balance sheet. Previously, these gains and losses were deferred and included in the cumulative translation adjustment as part of shareholders' equity. The accumulated other comprehensive loss as at March 31, 2007 is comprised as follows:

	March 31 2007		December 31 2006
Beginning balance	$	36,766	$ --
Adjustment for adoption of comprehensive income		--	36,766
Unrealized foreign currency translation for the period		(25,796)	--
	$	10,970	$ 36,766

LUNA GOLD CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
March 31, 2007
Unaudited
Expressed in US Dollars

14. **Contingency**

On January 10, 1984, MASA and Companhia Paraense de Minérios Ltda. (CPM) entered into a services agreement for work in the area of the mining concession. The agreement set forth that MASA could terminate it at anytime, provided that CPM was reimbursed for the costs and expenses incurred. Accordingly, MASA terminated such Agreement in 1985.

In 1995, CPM filed a lawsuit against MASA claiming for compensation in the amount of $989,021 (2,114,526 Reais) as reimbursement of costs and expenses incurred by CPM, coupled with compensation for losses and damages, due to the unilateral termination of the agreement by MASA.

To date CPM has not submitted evidence of any expenses actually incurred with the exploration works and, due to lack of progress, the matter is currently being reviewed by a judge. Management feels the lawsuit is baseless and does not expect a judgment to be rendered against the Company.

15. **Subsequent Event**

a) **Stock Options Granted**

On April 13, 2007 the Company granted 200,000 stock options. Each option is exercisable into one common share at a price of C$0.59 and expire on April 13, 2012.

On April 16, 2007 the Company granted 10,000 stock options. Each option is exercisable into one common share at a price of C$0.68 and expire on April 16, 2012.

b) **Trout Creek Project – Amendment to Agreement**

Subsequent to March 31, 2007 the cash payments and work commitments were amended to the following:

Due Date	Cash Payment		Work Commitment	
On execution of Agreement	$	5,000 (PAID)		--
January 31, 2007	$	10,000 (PAID)	$	25,000 Completed
January 31, 2008	$	15,000	$	--
January 31, 2009	$	15,000	$	--
January 31, 2010	$	15,000	$	--
January 31, 2011	$	15,000	$	--
January 31, 2012	$	830,000	$	500,000
Total	$	905,000	$	525,000

Further to the amendment, under certain conditions where the Company acquires other mineral rights in the area, the cash payments required will revert back to the original schedule (as seen in Note 7) with the difference to date, plus $10,000, due to the optionor.

16. **Comparative Figures:**

Certain comparative figures have been reclassified to conform to the current period's presentation.

LUNA GOLD CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter Ended March 31, 2007

INTRODUCTION

This first quarter 2007 Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim financial statements for the period ended March 31, 2007, the audited annual consolidated financial statements and the MD&A for the year ended December 31, 2006. The information contained within this MD&A is current to May 28, 2007, and stated in US dollars, unless otherwise noted.

FORWARD LOOKING STATEMENTS

This quarterly report contains certain forward-looking statements. Much of the information included in this report includes or is based upon estimates, projections or other "forward looking statements". Such forward-looking statements include any projections or estimates made by management in connection with the Company's business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect management's current judgment regarding the direction of the Company's business, actual results will almost always vary, sometimes materially, from any estimates, prediction, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other "forward looking statements" involve various risks and uncertainties as outlined below. Management caution the reader that important factors in some cases have affected and in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward looking statements."

CORPORATE DEVELOPMENT AND STRATEGY

Overview

Luna Gold Corp. is a mineral exploration and development company engaged in the acquisition, exploration, and development of gold properties in Brazil and Nevada.

Acquisition of Aurizona Goldfields Corporation ("Aurizona")

On January 31st, 2007, Luna Gold completed the acquisition of a 100% interest in Aurizona from Eldorado Gold Corporation ("Eldorado") and Brascan Recursos Naturais SA along with Brascan Natural Resources SA (both wholly owned subsidiaries of Brascan Brasil and referred to collectively as "Brascan"). Aurizona holds a Brazilian operating company, Mineracao Aurizona S.A ("MASA"), which in turn holds the Aurizona gold project. The project is an open pitable indicated resource of 500,000 oz at a grade of 1.27 g/t Au with a further 350,000 oz of inferred material at 1.27 g/t Au. *The above resource estimates are historical and do not conform to the standards of National Instrument 43-101; they may vary materially from estimates made in accordance with the classification made pursuant to NI 43-101 and should not be relied upon. The Company's qualified person ("QP") has not done sufficient work to classify the historical estimate as current mineral resource and is not treating the historical estimates as current mineral resources as defined in NI 43-101. However, the Company's QP*

believes the historic estimate is relevant and offers a fair description of the Project's known mineralization.

Aurizona is not the only value Luna derives from the acquisition. Strategically, Luna now has a foothold in an under-explored, gold-rich belt within a mining friendly jurisdiction. The belt has other known gold resources, and if Luna is successful in developing the Aurizona Project , it could be the only active developer within it. We believe this could give Luna an advantage over other mining companies when competing for gold assets in the belt.

Aurizona has been inactive for over a decade, and while the resource does have value, the full value will not be realized until development and extraction. Luna is currently planning to develop and mine Aurizona and we believe the characteristics of the deposit are such that we anticipate low operating costs and modest capital costs. For these reasons, plus the fact that it has been permitted in the past and there is good support for its development in the region, we will pursue development as soon as possible.

From an operating perspective, there are benefits to the location of Aurizona. It is a five hour drive from the capital cities of Belem, in Para State, and Sao Luiz, in Maranhao State. The entire road access to site is paved except for the last 16 km, and Aurizona is connected to the national power grid by low voltage powerlines. There are federal and state income tax reduction benefits for industrial development, modernizations, and diversification of businesses in Brazil's northeast. There is also potential for government loans and loan guarantees from various development banks in the region.

Luna has acquired the expertise to develop mines in Brazil. We hired a Chief Operating Officer (COO) who started with the company in June 2006, has over 30 years of operations and development experience and is intimately familiar with the Aurizona project. In addition, he has close to 15 years of experience in Brazil, the last six years of which he held the position of Managing Director for Gencor Brazil. He has been directly involved with a number of mine developments and operations in Brazil.

Luna will benefit from having a COO who knows Brazil, and is known in Brazil. Since closing the Aurizona acquisition, he has been active in Brazil and has already hired an experienced project manager and skilled exploration geologist.

Nevada

Luna will still be maintaining its Nevada exploration business. The company's project generator has been exploring in Nevada for over 30 years and has an excellent understanding of Nevada geology and mineralization controls. After identifying targets, the projects are presented to major and intermediate gold producers operating in Nevada seeking to finance further work via joint venture. Luna is able to spend very little and maintain a minority interest in the project. If the targets fail, the Company will lose less than if it had financed the project independently; if the targets hit, there is upside potential. It is a lower risk strategy for operating in a very high risk business. It allows us to find a niche in Nevada where Luna is complimenting the majors instead of competing against them.

RESULTS OF OPERATIONS

Three-month period ended March 31, 2007

Luna incurred a loss of $506,668 and a comprehensive loss of $532,464 for the three-month period ended March 31, 2007, resulting in a loss per share of $0.02. The loss was mostly attributable to operating expenses of $420,440 and accretion of interest of $92,724. Comprehensive income was greater than the loss for the period due to the inclusion of unrealized foreign currency translation losses of $25,796.

During the period, the Company incurred: $125,139 in exploration expenses, $64,252 in general and administrative expenses, $6,401 in management fees, $128,167 in professional fees, $47,345 in stock based compensation, $25,926 in travel expenses, $22,949 in wages and benefits, and accreted interest of $92,724. The Company also earned $6,245 in interest income during the period.

For the quarter ended March 31, 2007, our loss increased over the previous year's quarter by $381,629. This increase is reflective of the Company's increased operations as on January 31, 2007 Luna acquired a 100% interest in Aurizona Goldfields Corporation which owns a Brazilian subsidiary (MASA), whose main asset is the Aurizona gold project.

Exploration expenses increased by $82,266 due to the hiring of the Company's Chief Operating Officer in May 2006 and due to our new operations in Brazil which include employees of our subsidiary MASA. Exploration expenses also include our option payments on our Trout Creek and Stone Cabin projects. General and administrative expenses consist of rent, filing fees, general office expenses and administrative services related to maintaining the Company's exchange listing and complying with securities regulations. The increase in general and administrative expenses was due to increased administrative services related to the Company's acquisition of Aurizona and an increase in filing fees related to the completion of a C$3,812,923 private placement compared to the previous year. Professional fees also increased substantially due to the additional work needed to complete the closing of the Aurizona acquisition, the private placement and our increased operations in Brazil. Travel increased mostly due to increased travel to and from Brazil before and after the completion of the Aurizona acquisition. Wages and benefits remained comparable between the current and previous periods as the CEO is the only employee, not related to exploration, and was employed in both periods. The Company also recognized $47,345 in stock based compensation as our stock based accounting policy changed compared to the previous year. For financial statement purposes, the Company was required to discount future payments related to the Aurizona acquisition and consequently recognized $92,724 in accreted interest during the period.

Three-month period ended March 31, 2006

Luna incurred a net loss of $125,039 for the three-month period ended March 31, 2006, resulting in a loss per share of $0.01. The loss was attributable to operating expenses of $128,116 offset mostly by a foreign exchange gain of $2,839.

During the period, the Company incurred: $42,873 in exploration expenses, $33,865 in general and administrative expenses, $6,497 in management fees, $12,220 in professional fees, $9,421 in travel expenses and $22,999 in wages and benefits.

For the quarter ended March 31, 2006 our loss decreased compared to the previous year's quarter as we discontinued our Chinese joint ventures, joint ventured our Red Rock property and exploration slowed on our Blue Mountain Project. We incurred $42,873 in exploration fees which consisted mostly of the initial option payments, preliminary geological work on our Trout Creek and Stone Cabin project and generative exploration expenses of $24,814. Professional fees relate to legal work involved in due diligence for potential projects and to meet our general regulatory requirements. Wages and benefits were approximately the same amount in both periods as the Company only employed the Chief Executive Officer in both periods. General and administrative, travel and management fees were approximately the same compared to the previous year.

SUMMARY OF QUARTERLY RESULTS

Quarters Ended:

	Mar 31, 2007	Dec 31, 2006	Sept 30, 2006	June 30, 2006
	$	$	$	$
Interest and other income	6,245	2,784	5,617	6,744
Net loss for the period	(506,668)	(424,347)	(269,534)	(226,398)
General and administration expenses	247,695	176,713	124,046	152,283
Exploration expenses	125,139	96,947	151,429	45,062
Net loss per share, basic and fully diluted	(0.02)	(0.01)	(0.01)	(0.01)

Quarters Ended:

	Mar 31, 2006	Dec 31, 2005	Sept 30, 2005	June 30, 2005
	$	$	$	$
Interest and other income	238	1,478	3,993	1,513
Net loss for the period	(125,039)	(232,863)	(57,913)	(249,011)
General and administration expenses	85,002	148,002	94,966	136,720
Exploration expenses	42,873	84,387	(91,964)	133,517
Net loss per share, basic and fully diluted	(0.01)	(0.01)	(0.00)	(0.01)

The Company did not earn any revenue during any quarter aside from interest income. Our loss was higher during the June 30, 2005 quarter as Luna was still active in China and conducted work on our Red Rock property and Blue Mountain Project. Our losses decreased during the periods from September 30, 2005 to March 31, 2006 as we wound up our Chinese joint ventures, joint ventured our Red Rock property and exploration slowed on our Blue Mountain Project. Our losses for the three months ended June 30, 2006 and September 30, 2006 again increased, relating to due diligence performed on the acquisition of Aurizona and other generative exploration. Our losses for the fourth quarter of 2006 increased by $154,813 which was primarily due to the company writing-off amounts receivable held in China and recognizing stock-based compensation in the amounts of $31,010 and $128,713 respectively. During the first quarter of 2007 our losses continued to increase as we commenced operations in Brazil and recognized $92,724 in accreted interest.

LIQUIDITY AND CAPITAL RESOURCES

Total cash and short term investments as at March 31, 2007 were $89,009 and $1,257,073 respectively and at December 31, 2006 were $17,576 and $59,539 respectively. Working capital (deficiency) as at March 31, 2007, and December 31, 2006, were respectively, ($907,229) and ($37,028).

On January 31, 2007 the Company completed the acquisition of all the shares of Aurizona from Brascan Recursos Naturais SA, Brascan Natural Resources SA (both wholly owned subsidiaries of Brascan Brasil and referred to collectively as "Brascan") and Eldorado Gold Corporation ("Eldorado"). The Company has agreed to make a series of staged payments, some of which are conditional upon the project reaching commercial production, to each of Eldorado and Brascan in exchange for the shares of Aurizona. The purchase price is as follows:

- $500,000 (paid) to each party and issued Eldorado 3,000,000 common shares of the Company at a fair value of C$0.38 per share ($967,683);

- Brascan receiving $670,000 on January 31, 2009;

- $1,000,000 to each party on January 31, 2008 and $1,500,000 on January 31, 2009;

- $1,000,000 will be payable to each party on the first, second and third anniversary, contingent upon commencement of commercial production.

In addition the Company paid Brascan $401,693 for accrued operating expenses and fees relating to exploration rights. The Company has also assumed a fine payable to the Brazilian to Departamento Nacional de Produção Mineral for past fees due relating to exploration rights.

To fund the payments due on closing of the Aurizona acquisition, the Company completed a concurrent 8,473,164 unit private placement at C$0.45 per unit for total proceeds of C$3,812,923. Each unit consists of one common share and one half of one share purchase warrant. Each whole warrant will entitle the holder to purchase an additional common share of the Company at a price of C$0.70 until July 31, 2008.

Working capital decreased between March 31, 2007 and December 31, 2006 as the Company partially financed the acquisition of Aurizona through a series of staged payments, of which, $2,000,000 are due within one year.

The Company has entered into a five year lease with respect to office space it shares with several other companies. Arrangement has been made for Pathway Capital Ltd. (Pathway), a company with a common director, to facilitate payments under the lease. The Company will reimburse Pathway based on estimated usage of office space on a cost recovery basis. The total balance of the obligation is C$116,557.

Our capital resources have been and are limited. The Company currently does not, and will not, generate revenue from business operations in the foreseeable future, and to date have relied on the sale of equity and related party loans for cash required for our operations. The Company will need to obtain significant additional capital to meet its future obligations to Eldorado and Brascan for the purchase of Aurizona. There can be no assurances that we can obtain additional financing on terms reasonably acceptable to us or at all. The lack of capital may force us to curtail our operating activities and potential investment activities.

TRANSACTIONS WITH RELATED PARTIES

In addition to related party transactions disclosed elsewhere in this MD&A:

The Company is charged by Pathway Capital Ltd. (Pathway), a company with a common director, CAD $2,500 per month in consideration for which Pathway provides the Company with advisory services relating to general corporate development, financial matters, raising additional capital, strategic planning and other matters relating to the financial affairs of the Company.

Total management fees paid or accrued to Pathway during the three-months ended March 31, 2007 and 2006 were as follows:

2007	$6,402
2006	$6,497

In addition, Pathway collects rent and charges the Company for administrative services as follows:

2007	$48,833
2006	$19,465

CRITICAL ACCOUNTING POLICIES

The details of the Company's accounting policies are presented in Notes 2 and 3 of the consolidated financial statements for the period ended March 31, 2007. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company's financial statements and the uncertainties that could have a bearing on its financial results:

Changes in Generally Accepted Accounting Principles

Effective January 1, 2007 the Company has changed from generally accepted accounting principles of the United States to Canadian generally accepted accounting principles.

This change in accounting principles required the Company to restate the comparative figures presented in these consolidated financial statements. The following is a summary of the accounts which have been affected as a result of the restatement for the change in accounting policy as at December 31, 2006:

Deficit, end of year – as previously reported	$ (8,272,785)
Restatement for change in accounting principles	(216,726)
Deficit, end of year – as restated	$ (8,489,511)

Contributed surplus, end of year – as previously reported	$ 787,081
Restatement for change in accounting principles – stock based compensation	216,726
Contributed surplus, end of year – as restated	$ 1,003,807

Financial Instruments – Recognition and Measurement

Section 3855 "Financial Instruments – Recognition and Measurement" establishes standards for recognizing and measuring financial assets, financial liabilities, and non-financial derivatives. All financial assets, with the exception of those classified as held to maturity, and derivative financial instruments must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; if not, they are measured at cost. It also specifies when gains and losses, as a result of changes in fair value, are to be recognized in the income statement. The Company has determined that no adjustments are currently required for the adoption of this new standard.

Comprehensive Income

Section 1530 "Comprehensive Income" requires that a company present comprehensive income and its components in a financial statement with the same prominence as other financial statements. Comprehensive income is the change in the net assets of a company during a period and resulting transactions and other events and circumstances from non-owner sources. The adjustments required as a result of adopting this standard are described in Note 11.

Resource Property Costs

All exploration expenditures and property maintenance costs are expensed as incurred. Significant property acquisition payments for active exploration properties are capitalized. If no economically feasible ore body is discovered, previously capitalized costs are expensed in the period that the property is abandoned. Capitalized costs will be amortized using the units-of-production method over the estimated life of the probable reserve.

The recoverability of the amounts capitalized for the undeveloped resource properties is dependent upon the determination of economically recoverable ore reserves, confirmation of

the Company's interest in the underlying mineral claims, the ability to farm out its resource properties, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

The Company assesses its capitalized resource property costs on a regular basis. A property is written-down or written-off when the Company determines that no further work is warranted. The Company will also reduce its capitalized resource property costs if no active exploration has been conducted on the property for a period of three or more years.

Stock-Based Compensation

The Company applies the fair value method of accounting for stock options. The fair value of the options will be determined using an option pricing model that takes into account, as of the grant date, the exercise price, the expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends on the stock, and the risk-free interest rate over the expected life of the option. Cash consideration received from employees on exercise of options is credited to capital stock along with the original grant date fair value of the options exercised. The Company expenses the fair value of stock options granted over the vesting period with the corresponding credit to contributed surplus.

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management has evaluated the design of the Company's internal controls over financial reporting during the period covered by this Management Discussion and Analysis, and has determined that the internal controls over financial reporting provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

DISCLOSURE CONTROLS AND PROCEDURES

Management has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures during the period covered by this Management Discussion and Analysis and has concluded that they provide reasonable assurance that information required to be disclosed by the Company is recorded, processed, summarized and reported with appropriate timescales.

OTHER MD&A REQUIREMENTS

Outstanding share data:

	Number of Shares	**Value**
Balance as of May 28, 2007	36,055,864	C$26,320,780

Summary of stock options outstanding:

Number of Options	Option Price for Common Share	Expiry Date
625,000	$0.25	September 22, 2008
300,000	$0.30	June 7, 2009
225,000	$0.30	June 30, 2009
50,000	$0.23	April 8, 2010
95,000	C$0.22	February 2, 2011
1,425,000	C$0.30	May 15, 2011
150,000	C$0.45	August 24, 2011
320,000	C$0.50	March 14, 2012
200,000	C$0.59	April 13, 2012
10,000	C$0.68	April 16, 2012

Summary of warrants outstanding:

Number of Warrants	Exercise Price	Expiry Date
4,236,582	C$0.70	July 31, 2008
275,080	C$0.45	July 31, 2008

On January 18, 2007, 7,567,835 warrants expired. Each warrant was convertible into one common share and was exercisable at $0.50.

Exploration costs by property for the period ended March 31, 2007:

Aurizona Project	Red Rock [1]	Trout Creek Project	Stone Cabin Project	Anchor Project	Eureka Project
$101,037	--	$10,749	$11,726	--	--

[1] Property exploration costs are paid by Centerra (U.S.) Inc. as per terms of the joint venture agreement.

Other exploration costs not associated with any particular property or "generative exploration" totalled $1,627.

ON BEHALF OF THE BOARD OF DIRECTORS

"Tim Searcy"

Vancouver, British Columbia

Tim Searcy, Director

Form 52-109F2

Certification of Interim Filings

I, **Tim Searcy**, the **Chief Executive Officer** of **Luna Gold Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Luna Gold Corp., (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 30, 2007

"Tim Searcy"
Tim Searcy
Chief Executive Officer

Form 52-109F2

Certification of Interim Filings

I, **Marcel de Groot**, the **Chief Financial Officer** of **Luna Gold Corp.**, certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Luna Gold Corp., (the issuer) for the interim period ending March 31, 2007;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b)   designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.   I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 30, 2007

"Marcel de Groot"
Marcel de Groot
Chief Financial Officer